SHAREHOLDER SERVICING AGREEMENT
SCHEDULE A

The following list comprises each of the series of KINETICS MUTUAL FUNDS, INC. covered by the foregoing Agreement:

1.	The Internet Fund
2.	The Global Fund
3.	The Paradigm Fund
4.	The Medical Fund
5.	The Small Cap Opportunities Fund
6.	The Kinetics Government Money Market Fund
7.	The Market Opportunities Fund
8.	The Water Infrastructure Fund
9.	The Multi-Disciplinary Fund
10.	The Tactical Paradigm Fund

This Schedule A was updated with Board Approval on: December 18, 2008.